UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number:	000-49962
CUSIPNo.:	63948P 206

(Check One):   ☐ Form 10-K   ☐ Form 20-F    ☐ Form 11-K     ☒ Form 10-Q    Form N-SAR     ☐ Form N-CSR

For Period Ended:      December 31, 2010

 ☐  Transition Report on Form 10-K

 ☐  Transition Report on Form 20-F

 ☐  Transition Report on Form 11-K

 ☐  Transition Report on Form 10-Q

 ☐  Transition Report on Form N-SAR

For the transition period ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Neah Power Systems, Inc.

Full Name of Registrant

Former Name if Applicable

22118 20th Avenue SE, Suite 142

Address of Principal Executive Office (Street and Number)

Bothell, Washington 98021

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Neah Power Systems, Inc. (the “Company”) recently (i) negotiated and consummated a Series A Preferred Stock financing and (ii) prepared and filed a preliminary consent solicitation statement with the Securities and Exchange Commission to seek consent to increase the Company’s authorized common stock. These transactions were priorities for the Company’s management because the Company needs the financing to continue as a going concern and the increase in authorized capital to engage in future financing transactions.  Because of the additional work involved with the Series A Preferred Stock financing and the preparation of the consent solicitation statement, the Company was delayed in beginning its preparation of its quarterly report on Form 10-Q and will not be able to file its quarterly report on Form 10-Q by the prescribed deadline. The Company expects to file its quarterly report on Form 10-Q by February 19, 2011.

PART IV — OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Stephen Wilson	(425)	424-3324 x112
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes   ☐No

(3)           Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s Statements of Operations are expected to reflect a net loss of approximately $800,000 for the three months ended December 31, 2010 compared with a net loss of approximately $2.9 million for the comparable period in 2009. Net Cash used by operating activities was approximately $50,000 for the three months ended December 31, 2010 compared with approximately $300,000 for the comparable period in 2009.

Neah Power Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 14, 2011	By:	/s/ Stephen M. Wilson
Stephen M. Wilson
Chief Financial Officer